Agilent Technologies, Inc. 5301 Stevens Creek Boulevard Santa Clara, California 95051

September 23, 2016

Via EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Agilent Technologies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2015
Filed December 21, 2015
File No. 1-15405

Dear Ms. Blye:

This letter responds to the letter dated September 14, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by Agilent Technologies, Inc. (references to the “Company” or “Agilent” include any or all of Agilent Technologies, Inc. and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter in italics and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

General

1.
We are aware of third party websites reporting that you conduct business in Syria. Section 3.13 of a September 15, 2014 credit agreement filed as Exhibit 10.1 to your Form 8-K filed on the same date can be read to infer that you engaged in or intend to engage in dealings or transaction with a sanctioned country, which the agreement defines to include Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: The Company confirms to its knowledge that, for at least the last three fiscal years and the subsequent interim period, Agilent has had no operations in, or other contacts with, Syria or Sudan and does not anticipate any future operations or contacts in these countries. During this period, Agilent has, to its knowledge, not provided -- directly or indirectly through customers or any other third parties -- any products, technology or services to Syria or Sudan and has had no agreements, commercial arrangements, or other contacts with the government of those countries or entities they control.

We are not aware of any credible information on any website or elsewhere in the public domain showing any Agilent business, direct or indirect, with Syria or Sudan. We have also confirmed that Section 3.13 of the September 15, 2014 credit agreement cited above did not reflect any actual business in these countries and was instead included simply as a standard compliance provision.

Agilent takes very seriously its obligations to comply with applicable U.S. export controls and sanctions laws, and we dedicate significant human and financial resources to upholding our commitment to such compliance. We have implemented and continue to maintain internal policies designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. These measures include the screening of customers and other third parties to prevent dealings with proscribed parties; terms and conditions in purchase orders and sales agreements requiring compliance with U.S. laws and prohibiting diversion to proscribed destinations and parties; and internal training and audit protocols.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: As reflected in our response to question 1 above, Agilent has, to its knowledge, no contacts with Syria or Sudan. Thus, there is no need to address this second question.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at (408) 345-8070, if you have any questions regarding this correspondence.

Sincerely,

/s/ Didier Hirsch

Didier Hirsch
Senior Vice President and Chief Financial Officer
Agilent Technologies, Inc.

cc:    Michael Tang, Senior Vice President and General Counsel, Agilent